Algonquin Power & Utilities Corp. Names Noel Black Chief Regulatory and External Affairs Officer
OAKVILLE, Ontario – June 9, 2025 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN”, “Algonquin” or the “Company”) today announced the appointment of Noel Black as Chief Regulatory and External Affairs Officer, effective June 30. In this newly created role, Mr. Black will lead the Company’s regulatory strategy, government and stakeholder relations, and external communications functions. Reporting directly to the Chief Executive Officer, he will drive enterprise strategy and alignment, working closely with regulatory commissions, policymakers, community leaders, and other external stakeholders, to advance Algonquin’s pure-play utility objectives.
“Noel brings a rare combination of regulatory fluency, public affairs acumen, and deep stakeholder engagement experience,” said Rod West, Chief Executive Officer of AQN. “This appointment reflects our commitment to align our stakeholders around Algonquin’s customer-first pure-play utility value proposition. Noel has built a distinguished career leading regulatory strategy, customer engagement, and utilities operations, and his expertise will help us better align our services with the needs of our customers, communities, and regulators. Noel’s collaborative approach and proven track record of delivering constructive regulatory outcomes will be instrumental as we advance our ‘Back to Basics’ customer-centric plan—seeking to deliver safe, reliable, and affordable energy and water, while creating customer value and driving performance, innovation, and trust across our four key stakeholder groups.”
Mr. Black’s experience spans over three decades at Southern Company (NYSE:SO), one of the largest U.S. utilities serving over nine million customers, where he most recently served as Senior Vice President of Federal Regulatory Affairs. Throughout his career at Southern Company and its affiliates, Mr. Black served in a wide range of leadership roles across regulatory policy, governmental affairs, and strategic planning, successfully navigating complex regulatory matters at the federal and state levels, driving forward-looking retail strategies, and building trusted relationships with policymakers, communities, and customers. His deep expertise will directly support the work of AQN’s operating utilities.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.

Investor Inquiries:
Alison Holditch
Manager, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Senior Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “plans", and “seeks” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding the expected impact and outcomes of Noel Black’s hiring as Chief Regulatory and External Affairs Officer and the Company’s ‘Back to Basics’ customer-centric plan. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and/or cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's annual information form and annual management discussion & analysis, each for the year ended December 31, 2024, and management discussion & analysis for the three months ended March 31, 2025, each of which is or will be available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.